EXHIBIT 18
March 30, 1995

American Exploration Company
1331 Lamar, Suite 900
Houston, Texas  77010-3088

Re:   Form 10-K Report for the Year Ended December 31, 1994

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

Effective December 31, 1994, the Company changed its accounting policy related to recognizing impairments of proved oil and gas properties to a policy that is consistent with the provisions of the Financial Accounting Standards Board
(FASB) exposure draft, "Accounting for the Impairment of Long-Lived Assets." According to the management of the Company, this change was made in response to the volatility of oil and gas prices, the resulting economic losses of proved reserves and corresponding increases in the Company's depreciation, depletion and amortization rate. Although no impairment of proved oil and gas properties is required under existing regulations, management concluded that it would be more appropriate to evaluate properties at the field level rather than at the Company level. Accordingly, the Company has adopted a policy to assess recoverability of its proved properties by field utilizing estimates of undiscounted future net revenues attributable to proved reserves. If the book value of an individual proved field is greater than its undiscounted future net revenues, an impairment is recognized for the difference between the net book value and the fair value.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

ARTHUR ANDERSEN LLP